UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15-d 16 of
                       The Securities Exchange Act of 1934



For the Annual and Special Meeting to be held on October 30, 2001

COMMISSION  FILE  NUMBER:     0-30314


                               DEALCHECK.COM INC.
- ------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                 ONTARIO, CANADA
- ------------------------------------------------------------------------------
                         (Jurisdiction of Incorporation)

            65 Queen Street West, Suite 1905, Ontario, Canada M5H 2M5
- ------------------------------------------------------------------------------
                    (Address of principal executive Offices)

                                 (416) 860 0211
- ------------------------------------------------------------------------------
              (Registrant's telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual report under cover Form 20F or 40F:

Form  20F     X                     Form  40F
           -------                             -------

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to Commission to Rule 12g3-2(h) under the Securities Act of 1934:

Yes                         No     X
     ---------                 ---------

Number of shares outstanding of the Registrant's common stock as of September 25, 2001 is 4,945,664.


                                       1

DEALCHECK.COM  INC.

                                      INDEX
                                      -----
                                                                        Page No.
                                                                        --------


Item 1.     Notice of the Annual and Special meeting                        2-11

Item  2     Proxy  Form                                                       12


Signature                                                                     13

October 7, 2001






Dear Shareholder,


Re: Annual and Special Meeting of Shareholders

Enclosed herewith you will find a Notice of an Annual and Special Meeting of Shareholders to be held on Tuesday, October 30, 2001, at the hour of 8:30 a.m. At Suite 1905, 65 Queen Street West, Toronto, Ontario, together with an Information Circular,Proxy, and Audited Financial Statements of the Corporation.

The Notice of meeting and Information Circular describe the items of business to be dealt with at the meeting and provide you with other pertinent information about Dealcheck.com Inc., its directors and executive officers.

If you cannot attend the meeting, it is important that you are represented by proxy. The form of proxy enables you to signify your voting intentions in advance, whether or not you plan to attend the meeting. Please complete, date and sign the form and return to our transfer agent in the envelope provided.




Yours truly,



Terence Robinson
Chairman

Dealcheck.com Inc.
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting of Shareholders of Dealcheck.com Inc. (the "Corporation") will be held at Suite 1905, Queen Street West, Toronto, Ontario on the 30th day of October, 2001, at the hour of 8:30 AM (Toronto time) for the following purposes:

1. To receive the consolidated financial statements for the year ended March 31, 2001, and the report of the auditors thereon.
2. To elect directors.
3. To appoint auditors; and to authorise the directors to fix their remuneration and/or appoint, if necessary, another auditor, as seen fit, in the event of a major transaction.
4. To consider and if thought appropriate, pass special resolution authorizing directors to carry out a normal course issuer buy back for up to 5% of the issued and outstanding common shares of the Company.
5. To consider and if thought appropriate, pass a special resolution authorizing directors to continue to raise funds through private placements as seen fit; to issue as many additional common, convertable or preferred shares and warrants as they deem necessary, for use in acquisition, private placement or debt.
6. To consider and if thought appropriate, pass a resolution authorizing directors to issue shares for consulting and other services in accordance with the requirements of the Securities Act of 1933 of the United States Securities and Exchange Commission (Form S-8).
7. To consider and if thought appropriate, to approve issuance up to 500,000 common shares as bonus to directors for services rendered during the last two years of service and to ratify issuances to date, and to pay any additional salaries or back salaries as needed.
8. To consider and if thought appropriate, to authorise directors to approve and disburse at their entire discretion, dividends, in cash or stock, out of the proceeds of any major investments and/or assets of the Company subject to compliance with any regulatory requirements.
9. To consider and if thought appropriate, to pass a resolution to either split the issued capital of the Corporation such that up to ten new common shares would be issued in exchange for one old issued common shares of the Corporation or consolidate the issued capital of the Corporation such that one share be issued in exchange for up to ten old issued common shares of the Corporation, at the discretion of the Directors of the Corporation within the next Annual General Meeting.
10. To consider and if thought fit, to pass a Special Resolution changing the name of the Corporation to "Dealcheck Inc." or such other name as shall be acceptable to the Directors and the Minister of Consumer and Commercial Relations.
11. To consider and if thought appropriate, approve issuance of additional common shares of the Corporation for the settlement of all or part of debts and payables of the Corporation, at the discretion of the Directors.
12. To consider and if thought appropriate, pass a special resolution to extend the expiry date of the Warrants attached to the private placement done in fiscal 2000 by a period not exceeding one year and revise the exercise price, as considered appropriate at the discretion of the directors.
13. To consider and if thought fit, to pass a special resolution to amend the Articles of the Corporation to move the jurisdiction of the Corporation to the USA, at the discretion of the Directors.
14. To transact such further and other business as may properly come before the meeting or any adjournment thereof.

Copies of the Information Circular, Proxy and Audited Financial Statements of the Corporation accompany this notice.

All instruments appointing proxies to be used at the above meeting must be deposited at the office of the Corporation's registrar and transfer agent, CIBC Mellon Trust Company, 320 Bay Street, Toronto, Ontario M5C 2W9, no later than 11 o'clock in the forenoon (Toronto time) on October 29, 2001.

DATED at Toronto this 7th day of October 2001.

BY ORDER OF THE BOARD

/s/
--------------------------
Terence Robinson, Chairman

INFORMATION CIRCULAR
                                    PROXIES

MANAGEMENT SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY MANAGEMENT OF PROXIES to be used at the annual and special meeting of the Shareholders of Dealcheck.com Inc. (the "Corporation") to be held Tuesday, October 30, 2001. Proxies will be solicited primarily by mail and may also be solicited by the directors and / or officers of the Corporation at nominal cost. The Corporation will bear the cost of solicitation of proxies.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are either directors or representatives of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON, WHO NEED NOT BE A SHAREHOLDER OF THE COPRORATION, TO REPRESENT THEM AT THE MEETING MAY DO SO by inserting such other person's name in the blank space provided in the form of proxy and depositing the completed proxy at the office of the transfer agent of the Corporation, the CIBC Mellon Trust Company, 320 Bay Street, Toronto, Ontario M5C 2W9.

A proxy can be executed by the shareholder or his/her attorney duly authorised in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorised.

In addition to any other manner permitted by law,the proxy may be revoked before it is excercised by instrument in writing and delivered in the same manner as the proxy, at any time up to and including the last business day preceding the day of the meeting or any adjournment thereof, at which time the proxy is to be used or delivered to the chairman of the meeting on the day of the meeting or any adjournment thereof, prior to the time of voting and upon either such occurance, the proxy is revoked.

DEPOSIT OF PROXY

By resolution of the directors of the Corporation duly passed, ALL PROXIES TO BE USED AT THE MEETING MUST BE DEPOSITED NOT LATER THAN 11.00 AM on October 29, 2001, or any adjournment thereof, with the Corporation's transfer agent the CIBC Mellon Trust Company, 320 Bay Street, Toronto, Ontario M5C 2W9 provided that a proxy may be delivered to the chairman of the meeting on the day of the Meeting or any adjournment thereof, prior to the time for voting.

                                    VOTING

VOTING OF SHARES AND PRINCIPAL HOLDERS THEREOF

As of September 25, 2001, there were 4,945,664 common shares outstanding, each carrying the right to one vote per share. The Board of Directors fixed the close of business on September 25, 2001, as the record date for the purpose of determining shareholders entitled to receive notice of the meeting, but failure to receive a notice does not deprive a shareholder of the right to vote those shares at the meeting upon producing properly endorsed share certificates, or otherwise establishing share ownership, and demanding the inclusion of his name in the list of shareholders not later than ten days before the date of the meeting.

To the knowledge of the directors and officers of the Corporation, as at September 25, 2001, no shareholder beneficially owned, directly or indirectly or exercised control or direction over 10% of the common shares of the Corporation.

PROVISIONS RELATING TO VOTING OF PROXIES

Proxies are  only voted when a  poll is required.   A poll is a  vote by written
ballot which gives one vote for each common share registered in the name of the member.

IF THERE IS CERTAINTY OF INSTRUCTIONS, THE PERSON NAMED IN THE ENCLOSED PROXY WILL VOTE (EXCEPT WHERE THERE IS A DIRECTION TO WITHHOLD VOTING) THE SHARES IN RESPECT OF WHICH HE OR SHE IS APPOINTED IN ACCORDANCE WITH THE DIRECTIONS OF THE MEMBER APPOINTING THE PROXY HOLDER. IN THE ABSENCE OF SUCH DIRECTIONS, IT IS INTENDED THAT SUCH SHARESWILL BE VOTED IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING AS REFERRED TO IN THE ATTACHED NOTICE OF MEETING. IF TWO DIRECTIONS ARE MADE IN RESPECT T O ANY MATTER, SUCH SHARES WILL SIMILARLY BE VOTED FOR THE ADOPTION OF SUCH MATTER.

The enclosed Form of Proxy confers discretionary authority upon the person named therein with respect to any amendment, variation or other matter to come before the meeting, other than the matters referred to in the Notice of Meeting, HOWEVER IF ANY SUCH AMENDMENTS, VARIATION OR OTHER MATTERS WHICH ARE NOT NOW KNOWN TO MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXIES HEREBY SOLICITED WILL BE VOTED THEREON IN ACCORDANCE WITH THE BEST JUDGEMENT OF THE PERSON OR PERSONS VOTING SUCH PROXIES.

                           MATTERS TO BE ACTED ON

REPORT OF AUDITORS AND CONSOLIDATED FINANCIAL STATEMENTS - PROPOSAL ONE
-----------------------------------------------------------------------
The Annual Report of the Corporation, which contains the report of the Auditors and the Consolidated Financial Statements, was mailed to members together with this Information Circular. Additional copies will be available at the Annual General and Special Meeting. If any member wishes additional copies of the Annual report prior to the Annual General and Special Meeting, contact the Corporation.

ELECTION OF DIRECTORS - PROPOSAL NUMBER TWO
-------------------------------------------
The Directors of the Corporation are elected annually and hold office until the Next Annual General and Special Meeting. The Articles of the Corporation currently provide for a Board of Directors consisting of not less than three (3) and not more than ten (10) directors. Management proposes the persons listed below be nominated for election as Directors of the Corporation for the ensuing year.

Management does not contemplate that any of the persons proposed to be nominated By it will be unable to serve as Director. If prior to the Meeting any such nominees are unable or unwilling to serve, the persons named in the accompanying form of proxy will vote for another nominee or nominees in their discretion if additional nominations are made at the Meeting.

Name, Office Held with           Director since          Number of shares of the
The Corporation and                                     Corporation beneficially
Present Principal                                            owned or over which
Occupation                                               control or direction is
                                                                       Exercised
Terence Robinson                 October 1, 1991               nil
Chairman and
Chief Executive Officer
Venture Capitalist


Kam Shah                         January 3, 1999               nil
Director and
Chief Financial Officer

Dean Bradley                     November 13, 2000             nil
Director

The information as to the shares beneficially owned or controlled, not being Within the knowledge of the Corporation, has been furnished by the respective nominees individually.

The Corporation is required to have an audit committee. Messrs. Terence Robinson and Kam Shah are currently members of that Committee.

Statement of executive compensation
-----------------------------------
The following table sets forth, for the fiscal year ended March 31, 2001, 2000 and 1999, the aggregate remuneration paid or payable by the Corporation in each such period to the person who acted as an Executive to the Company during the year ended March 31, 2001.

Name and                  Twelve months             Annual Compensation
Principal                 March 31                   Fees
Position
Terence                   2001                      $38,400
Robinson                  2000                      $24,000
CEO                       1999                       $2,000

Kam Shah                  2001                      $72,000
CFO                       2000                      $66,592
1999	                                             $4,640

John Robinson             2001                      $40,000
Director                  2000                      $24,000
(Resigned effective
December 1, 2000)         1999                      $29,750

Stock options issued
--------------------
For the fiscal year ended March 31, 2001, no options were issued under the "1999 Option Plan."

Compensation of directors
-------------------------
During the fiscal year ended March 31, 2001, none of the directors of the Corporation received any fees or retainers for acting as directors or as members of committees of the board of directors.

Report on executive compensation
--------------------------------
The Corporation's primary concern in compensating executive officers is to provide a lower level of fixed cash compensation, but to provide through profit sharing, stock appreciation rights, or bonuses, strong incentives for the executive officers to ensure their continuing commitment to the Corporation, its overall performance, and stock performance for the Corporation's shareholders.

The Corporation's goal is to provide each executive officer with incentives for performance of the business unit in which the executive officer is involved. In the case of the executive officers who have involvement in more than one business unit, the Corporation places more emphasis on the overall profitability of the Corporation and the returns to shareholders of the Corporation through increases in stock prices.

Severance agreements
--------------------
The Company has entered into a severance agreement with the two executives. The agreement generally provides for the payment of severance benefits if the named executives are terminated by the company, owing to a change in control or any other reasons, other than for cause. The named executives will receive a lump sum severance payment equal to the higher of $250,000 and three times the average of the total compensation earned in the previous two years. In addition, stock options granted to the named executive will fully vest on termination.

Indebtedness of directors and senior officers
---------------------------------------------
As of March 31, 2001, total indebtedness incurred by all the executives is set forth in the following table:

Name and                          Involvement of            Largest amount            Amount
Principal Position                Issuer or                 outstanding during        outstanding at
                                  Subsidiary                fiscal 2001               Sept. 25, 2001
Terence Robinson                  Lender                    $100,917                  $ 52,940
CEO

Kam Shah                          Lender                    $ 20,000                  $ 19,991
CFO

Directors and officers liability insurance
------------------------------------------
The Corporation will apply for directors and liability insurance, which will be wholly payable by the Corporation.

APPOINTMENT OF AUDITORS - PROPOSAL NUMBER THREE
-----------------------------------------------
Unless such authority is withheld, the persons named in the accompanying proxy Intend to vote for the reappointment of Daren, Martenfeld, Carr, Testa and Company LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year, and to authorise the directors to fix their remuneration and/or appoint another auditor in the event of a major transaction if deemed necessary Daren, Martenfeld, Carr, Testa and Company LLP, Chartered Accountants were first appointed auditor of the Corporation during the 1999 fiscal year.

NORMAL COURSE ISSUER BUY-BACKS - PROPOSAL NUMBER FOUR
-----------------------------------------------------
The Management is of the opinion that the Company should carry out normal course buy back of its common shares from time to time. If the shares are considered undervalued by the directors,it may be prudent to use excess capital to decrease the number of common shares issued and outstanding so as to improve the share-holders value.

The shareholders are therefore asked to pass a special resolution authorizing directors to buy back up to 5% of the Corporation's common shares at a price at their sole discretion.

PRIVATE PLACEMENTS AND SHARES ISSUANCE FOR ACQUISITIONS - PROPOSAL FIVE
-----------------------------------------------------------------------
The Management is presently reviewing proposals for acquisition of companies Whose business models fit into the Corporation's business strategy. Any such Acquisitions may involve issuance of cash and or significant number of common shares of the Corporation.

The shareholders are therefore asked to pass a special resolution authorizing The directors to raise additional funds through private placements at prices Deemed fit by them and to authorize the directors to issue as many shares or warrants as seen fit by the directors for acquisition,private placement or debt.

STOCK ISSUANCE FOR CONSULTING AND OTHER SERVICES - PROPOSAL SIX
---------------------------------------------------------------
It may be beneficial to the Corporation to offer shares to its consultants or Contractors in payment of services rendered. Such issuance allows the Corporation to conserve funds for investment and other business operations and retain highly skilled and qualified consultants. It is Management's belief that it can successfully negotiate with its consultants or contractors for full or partial payment of service fees with shares.

The shareholders are therefore asked to pass a resolution authorising the directors to issue such shares in compliance with the United States Securities and Exchange Commission Act 1933 (Form S-8).

COMPENSATION PACKAGES FOR DIRECTORS - PROPOSAL SEVEN
----------------------------------------------------
Directors that have rendered services over the last two years have received Minimal compensation. Management believes its is fair to compensate those directors, who rendered such services, in the form of shares and payment of salaries or back salaries. Such compensation will help retain the directors' continuing commitment to the Corporation and provide further incentive.

The shareholders are asked to pass a resolution approving issuance of up to 500,000 shares to the directors for services rendered during the last two years of service and to ratify issuances to date, as well as for payment of additional salaries or back salaries as needed.

DISBURSEMENT OF DIVIDENDS - PROPOSAL EIGHT
------------------------------------------
During the fiscal 2001, the Corporation made certain key investments,as detailed in the attached financial statements. One or more of these investments may yield significant gain during the forthcoming year, which the directors may decide to disburse as dividend in cash or stock.

The shareholders are therefore asked to pass a resolution authorizing the Directors to declare and disburse ividend out of the proceeds from the sale of Any major investment or asset of the Corporation subject to compliance with any regulatory requirements.

STOCK SPLIT OR CONSOLIDATION - PROPOSAL NINE
--------------------------------------------
The management believes that the corporation may have to deal with acquisitions and private placements situations. These situations may have profound effect on the number of shares to be issued and on the market price of these shares. A stock split or stock consolidation may be required depending upon the situation to ensure better market valuation of the Corporation's common stock.

The shareholders are therefore asked to pass a special resolution authorizing directors to either split the issued capital of the Corporation such that up to ten new common shares would be issued in exchange for one old issued common shares of the Corporation or consolidate the issued capital of the Corporation such that one share be issued in exchange for up to ten old issued common shares of the Corporation, at their sole discretion within the next Annual General Meeting.

NAME CHANGE - PROPOSAL TEN
--------------------------
The management is of the opinion that a more appropriate name may be desirable for the Corporation to fully reflect its current business strategy.

The shareholders are therefore asked to pass a special resolution authorizing the directors to change the name of the Corporation at their sole discretion and subject to its acceptance by the Ministry of Consumer and Commercial Relations.

STOCK ISSUANCE IN SETTLEMENT OF DEBTS - PROPOSAL ELEVEN
-------------------------------------------------------
The shareholders are being asked to approve the issuance of additional common shares of the Corporation at a price at the discretion of the directors of the Corporation until the next Annual General Meeting, in consideration for the settlement or satisfaction of all or part of the Corporations' debt and accounts payable.

EXTENSION OF EXPIRY DATE AND CHANGES IN EXERCISE PRICE OF WARRANTS -
--------------------------------------------------------------------
PROPOSAL TWELVE
---------------
In fiscal 2000, the Corporation completed a private placement with ten arms -length investees for 885,000 Units at $2.80 US each. Each unit consisted of one common share of the Corporation and a warrant to purchase one additional common share at $3.50 US exercisable within twelve months. These warrants will expire in November 2001 under the extension approved by the shareholders in the Annual and Special Meeting of November 2001. The current market for technology companies continues to adversely affect the share prices of the Corporation significantly. The management believes that a further extension of time may be needed to restore the market confidence and create a more positive environment for the investees to exercise their warrants. Besides, the proposed extension of the warrants would provide a further capital injection to the Corporation, which would be useful in improving its financial growth and overall shareholders value.

The shareholders are therefore asked to pass a special resolution authorizing directors to extend the expiry date for the warrants attached to the unit issued under a private placement in fiscal 2000 by a period not exceeding one year from the date of the meeting and to revise the exercise price at their sole discretion.

CHANGE OF JURISDICTION - PROPOSAL THIRTEEN
------------------------------------------
Management believes that the Corporation may be able to raise further funds more easily and reduce its compliance costs significantly if it incorporates in the USA.

The Shareholders are therefore asked to consider and approve a special Resolution to amend the Articles of the Corporation to move its reporting Jurisdiction to the State of Delaware or any other State in the USA at the discretion of the directors of the Corporation.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING
-----------------------------------------------
Management knows of no other matters to come before the Annual and Special Meeting of shareholders other than as set forth in the Notice of Meeting. HOWEVER, IF OTHER MATTERS, WHICH ARE NOT KNOWN TO MANAGEMENT, SHOULD PROPERLY COME BEFORE THE MEETING, THE ACCOMPANYING PROXY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSON HOLDING THE PROXY.

CERTIFICATE OF APPROVAL OF DIRECTORS

The foregoing does not contain any untrue statements of a material fact and does Not omit a material fact that is required to be stated. This Information Circular and the mailing of the same to shareholders has been approved by the Board of Directors of the Corporation

Dated this 7th day of October, 2001.

BY ORDER OF THE BOARD OF DIRECTORS


  /s/
--------------------------
Terence Robinson, Chairman

DEALCHECK.COM INC.

PROXY SOLICITED  BY MANAGEMENT FOR  USE  AT THE ANNUAL  AND SPECIAL   MEETING OF
SHAREHOLDERS TO BE HELD ON OCTOBER 30, 2001

A shareholder has the right to appoint a person (who need not be a shareholder) other than the persons designated below, by inserting a name in the blank space provided below.

The undersigned shareholder of Dealcheck.com Inc. (the "Corporation") hereby revokes any proxy previously given and appoints Mr. Terence Robinson, Chairman or failing him, Mr.Kam Shah, Chief Financial Officer of the Corporation or instead of either of the foregoing, with power of substitution;----------------- as the proxy holder of the undersigned to attend and act for and on behalf of the undersigned at the Annual and Special Meeting of the Shareholders of the Corporation to be held on October 30, 2001, and any adjournment thereof, to the Same extent and with the same power as if the undersigned were personally present at the said meeting or such adjournment thereof, and, without limiting the generality of the power hereby conferred, the nominees named above are specifically directed to vote the shares registered in the name of the undersigned as specified below:

1. FOR  [    ]  OR  WITHHOLD  [    ]   Receiving  and  approving  the  financial
statements;
2. FOR  [    ] OR  WITHHOLD  [    ]   Electing  the directors  as  nominated  by
management;
3. FOR [ ] OR WITHHOLD [ ] Appointing Daren Martenfeld Carr Testa and Company Chartered Accountants, as auditors of the Corporation, and authorising directors to fix their remuneration and appoint another auditor in the event of a major transaction.
4. FOR [ ] OR WITHHOLD [ ] Authorising directors to offer, at their sole discretion, buyback of common shares of the Company up to 5% of the issued and outstanding common shares;
5. FOR [ ] OR WITHHOLD [ ] Authorising directors to continue to raise funds through private placements, and to issue as many additional common, convertable or preferred shares and warrants as they deem necessary for use in acquisition, private placement or debt;
6. FOR [ ] OR WITHHOLD [ ] Authorising directors to issue shares to consultants or contractors for payment of services in accordance with United States Securities and Exchange Commission 1933 Registration Act (Form S-8);
7. FOR [ ] OR WITHHOLD [ ] Approving issuance of up to 500,000 common shares of the Corporation to directors as bonus for services rendered for the last two years of service and to ratify issuances to date, and to pay any additional salaries or back salaries.
8. FOR [ ] OR WITHHOLD [ ] Authorising directors to disburse, at their discretion, dividends in cash or stock, out of the proceeds of the sale of any major investments or assets of the Corporation as allowed by the applicable regulations;
9. FOR  [    ]  OR  WITHHOLD   [    ] Authorising directors to do, at their sole
discretion, either a 1 :10 stock split or 10 :1 stock consolidation of the common shares of the Corporation within the next annual general meeting;
10. FOR [ ] OR WITHHOLD [ ] Authorising directors to change the name of the Corporation at their discretion subject to its acceptability by Ministry of Consumer and Commercial Relations;
11. FOR [ ] OR WITHHOLD [ ] Authorising directors to issue additional shares to settle the Corporation's obligations at their discretion;
12. FOR [ ] OR WITHHOLD [ ] Authorising directors to extend the expiry date of the Warrants attached to the private placement done in fiscal 2000 by a period not exceeding one year and revise the exercise price as considered appropriate by them.
13. FOR [ ] OR WITHHOLD [ ] Authorising amendment of the Artciles of the Corporation to allow directors to move the jurisdiction of the Corporation to USA;
14. FOR [ ] OR WITHHOLD [ ] Transacting such other business as may be properly brought before the Meeting or any adjournment thereof.

THIS PROXY CONFERS DISCRETIONARY AUTHORITY.   PROXY NOMINEE NAMED HEREIN TO VOTE
ON SUCH AMENDMENTS OR VARIATIONS OR SUCH OTHER MATTERS.

Dated the       day of             , 2001
         ------       -------------
NAME OF SHAREHOLDER:                                              (Please Print)
                     ---------------------------------------------

SIGNATURE:
           -------------------------------------------------------

IMPORTANT: Please date, sign and return this Proxy at once using the enclosed envelope.

SIGNATURES
----------


PURSUANT TO THE REQUIREMENTS OF SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED




                                              /s/
                                              -----------------
                                              TERENCE  ROBINSON

                                              CHAIRMAN & CEO
                                              DEALCHECK.COM INC.